Exhibit 99(b)

CNF INC.
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                       Six Months Ended
                                                           June 30,
                                                    2001            2000
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                         $    15,027     $    14,281
      Capitalized Interest                             612           2,767
      Amortization of Debt Expense                     482             496
      Dividend Requirement on Series B
         Preferred Stock [1]                         5,333           5,433
      Dividend Requirement on Preferred
         Securities of Subsidiary Trust              3,126           3,126
      Interest Component of
         Rental Expense [2]                         24,966          24,495
                                               $    49,546     $    50,598

Earnings (Loss):
   Income (Loss) from Continuing Operations
      before Taxes [3]                         $  (333,733)    $   146,045
   Fixed Charges                                    49,546          50,598
      Capitalized Interest                            (612)         (2,767)
      Preferred Dividend Requirements [4]           (5,333)         (5,433)
                                               $  (290,132)    $   188,443

Ratio of Earnings (Loss) to Combined Fixed
   Charges and Preferred Stock Dividends:             (5.9)x           3.7 x

Deficiency in the coverage of Fixed Charges by
   Earnings (Loss) before Fixed Charges           (339,678)             -


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] For the six months ended June 30, 2001, results included a $340.5 million loss from a restructuring charge at Emery Worldwide and Menlo Logistics' $31.6 million loss from the failure of a significant customer.

[4] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income (Loss) from Continuing Operations before Taxes.